UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oaktree Acquisition Corp. II

Full name of Registrant

N/A

Former name if Applicable

333 South Grand Avenue, 28th Floor

Address of Principal Executive Office (Street and number)

Los Angeles, California 90071

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oaktree Acquisition Corp. II (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described herein. On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies” (“SPACs”) (the “Statement”). In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. As previously disclosed, the Company intends to restate (i) certain items on the Company’s previously issued audited balance sheet dated as of September 21, 2020, which were included in the Company’s Current Report on Form 8-K filed with the SEC on September 25, 2020, (ii) the Company’s previously issued unaudited financial statements as of September 30, 2020 and for the period from August 5, 2020 (inception) to September 30, 2020, which were included in the Company’s Form 10-Q for such period filed with the SEC on November 13, 2020, and (iii) the Company’s previously issued audited financial statements as of December 31, 2020 and for the period from August 5, 2020 (inception) through December 31, 2020, which were included in the Original 10-K in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement”). The Company intends to file the Restatement prior to filing the Form 10-Q.

As a result of the considerable time and dedication of resources required to complete the Restatement, the Company is unable to file the Form 10-Q without unreasonable effort or expense. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Zaid Pardesi	(213)	830-6300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oaktree Acquisition Corp. II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Zaid Pardesi
Zaid Pardesi
Chief Financial Officer and Head of M&A